ADAM BRADY
CERTIFIED PUBLIC ACCOUNTANT

ADAM BRADY
THOMPSON TRUCK GROUP LLC
555 HICKORY HILLS BLVD
WHITES CREEK, TN 37189 - 9331
UNITED STATES

FIREFIGHTER ROBOTICS COMPANY

FINANCIAL STATEMENTS

For the Period from August 26, 2025 (Inception)
Through December 31, 2025

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Prepared for Regulation Crowdfunding (Regulation CF) submission

CPA REVIEWED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Firefighter Robotics Company

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Stockholders
Firefighter Robotics Company

We have reviewed the accompanying financial statements of Firefighter Robotics Company, which comprise the balance sheet as of December 31, 2025, and the related statements of operations, stockholders' equity, and cash flows for the period from August 26, 2025 (inception) through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Adam Brady, CPA

Tennessee CPA License No. 30545
White Greeks, Tennessee
August 27, 2026

BALANCE SHEET

December 31, 2025

	December 31, 2025
ASSETS	
Cash	$ 0
Other assets	0
Total assets	$ 0
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	$ 0
Total liabilities	0
Common stock	0
Preferred stock	0
Additional paid-in capital	0
Accumulated deficit	0
Total stockholders' equity	0
Total liabilities and stockholders' equity	$ 0

See accompanying notes and Independent Accountant's Review Report.

STATEMENT OF OPERATIONS

For the Period from August 26, 2025 (Inception) Through December 31, 2025

	Period Ended December 31, 2025
Revenue	$ 0
Operating expenses	0
Net income (loss)	$ 0

See accompanying notes and Independent Accountant's Review Report.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Period from August 26, 2025 (Inception) Through December 31, 2025

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at inception	$ 0	$ 0	$ 0	$ 0	$ 0
Stock issuances	0	0	0	0	0
Net income (loss)	0	0	0	0	0
Ending balance, December 31, 2025	$ 0	$ 0	$ 0	$ 0	$ 0

See accompanying notes and Independent Accountant's Review Report.

STATEMENT OF CASH FLOWS

For the Period from August 26, 2025 (Inception) Through December 31, 2025

	Period Ended December 31, 2025
Cash flows from operating activities	
Net income (loss)	$ 0
Net cash provided by (used in) operating activities	0
Cash flows from investing activities	
Net cash provided by (used in) investing activities	0
Cash flows from financing activities	
Net cash provided by (used in) financing activities	0
Net increase (decrease) in cash	0
Cash at beginning of period	0
Cash at end of period	$ 0

See accompanying notes and Independent Accountant's Review Report.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

1. Organization and Nature of Operations

Firefighter Robotics Company (the “Company”) is a Wyoming C corporation incorporated on August 26, 2025. The Company was formed to develop robotic solutions for firefighting and emergency response applications. The Company had not commenced operations as of December 31, 2025 and reported no revenues, expenses, assets, or liabilities during the period from inception through December 31, 2025.

2. Summary of Significant Accounting Policies

Basis of presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. The Company’s fiscal year ends December 31.

Use of estimates. Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Because the Company had no financial activity during the reporting period, no material estimates were reflected in the accompanying statements.

Cash and cash equivalents. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintained no cash or cash equivalents at December 31, 2025. Its corporate bank account was opened in January 2026.

Revenue recognition. The Company recognizes revenue when control of promised goods or services transfers to customers in an amount reflecting the consideration expected in exchange. The Company had no contracts with customers and recognized no revenue during the reporting period.

3. Property and Equipment

The Company owned no property or equipment as of December 31, 2025 and recorded no depreciation expense during the reporting period.

4. Capital Stock and Stockholders’ Equity

The Company is authorized to issue 49,900,000 shares of common stock with a stated par value of $3.00 per share and 100,000 shares of preferred stock with a stated par value of $10.00 per share. As of December 31, 2025, no common or preferred shares had been issued, and the Company had recorded no additional paid-in capital or accumulated earnings or losses.

5. Income Taxes

The Company is subject to U.S. federal corporate income taxes. Wyoming does not impose a corporate income tax. For the period from inception through December 31, 2025, the Company had no taxable income, current tax liability, deferred tax assets, or deferred tax liabilities. Accordingly, no income-tax provision was recorded.

6. Liquidity and Development-Stage Activities

As of December 31, 2025, the Company had not commenced operations and had no assets or committed financing reflected in the financial statements. Future operations depend on the Company obtaining financing and executing its business plan. These conditions indicate that the Company’s ability to continue planned activities depends on future capital resources. The accompanying financial statements do not include adjustments that might result if the Company is unable to obtain such resources.

7. Subsequent Event

The Company opened its corporate bank account in January 2026. Management evaluated subsequent events through August 27, 2026, the date the financial statements were available to be issued, and identified no other events requiring recognition or disclosure in these financial statements.

ADAM BRADY, CPA
Certified Public Accountant

License No: 30545
adamminahillbrady@gmail.com
+1 (805) 259 – 2818
Date: August 27, 2026